Exhibit 99.7

COP 30: Oil & Gas Decarbonization Charter sustains momentum
with annual report launch

Signatories expand reporting coverage, strengthen action plans and collaborate to accelerate industry decarbonization

Belém, 14 November 2025 – The Oil & Gas Decarbonization Charter (OGDC), a global coalition of leading energy companies championed by the CEOs of ADNOC, Aramco, and TotalEnergies and supported by the Oil and Gas Climate Initiative (OGCI), today released its 2025 Status Report: Implementing Action, highlighting accelerated progress and sustained momentum.

Two years after the launch at COP28, OGDC has become a unique action-oriented multilateral platform with the aim of accelerating progress toward decarbonization in oil and gas operations, a key sector in the global economy. The Charter now brings together 55 signatories operating across more than 100 countries, representing around 40% of global oil production. Two-thirds of signatories are state-owned companies, many from emerging economies.

This year, for the first time ever, the companies shared emissions data based on the OGCI Reporting Framework, laying the foundation for consistent reporting across 55 companies. Total operated Scope 1 and 2 emissions from OGDC signatories were estimated at around 1 billion tonnes of carbon dioxide equivalent (CO2e) in 2024, with an upstream carbon intensity of 24 kilograms of CO2 equivalent per barrel of oil equivalent.

The 2025 Status Report shows:

•	Comprehensive coverage of leading companies: 50 of 55 signatories submitted data for this year’s report, covering 98% of OGDC operated production, most of which has received third-party assurance.
•	Increased transparency: 35 companies provided previously unpublished performance data to the OGDC Secretariat. Three companies submitted data for the first time, two established company-wide baselines.
•	Ambitions in action Covering 94% of OGDC production, 42 signatories have now set interim Scope 1 and 2 emissions reductions ambitions for 2030, and 36 have developed corresponding action plans. This reflects tangible progress since the Charter’s 2024 Baseline Report, with six more companies shared interim ambitions and seven more developed corresponding action plans on methane and flaring.
•	Impetus for action: Extensive Collaborate & Share program underway, with a focus on methane, flaring and reporting has helped inspire progress,
•	CEO engagement: 35 CEOs of companies who are signatories to OGDC reinforced their support of the Charter in a recent meeting earlier this month, ahead of COP30 and the launch of this shared report.

OGDC CEO Champions commented:

Dr Sultan Ahmed Al Jaber, Managing Director, Group CEO of ADNOC, COP28 President and OGDC CEO Champion, said: “Two years ago, at COP28 we came together to create the world’s first truly industry-wide coalition to decarbonize at scale. Since its inception, OGDC has grown to include 55 signatories, representing around 40% of global oil production across more than 100 countries. Together, we are turning the Charter’s words into action by delivering tangible progress, scaling innovation and reporting transparently against our shared commitments.”

Amin H. Nasser, President and CEO of Aramco and OGDC CEO Champion, reflected on the collective achievements to date: “After just two years, OGDC is helping signatory companies to deliver measurable progress in emissions-reduction plans, reporting and transparency. OGDC’s mentorship and training programs are helping companies around the world to progress their own voluntary emissions reductions ambitions and reports. This 2025 Report reaffirms our focus on continuing to make progress on emissions reduction plans, while maintaining the energy security the world needs”

Patrick Pouyanné, Chairman and CEO of TotalEnergies and OGDC CEO Champion, added: “OGDC is about action and collective delivery. This year we moved from baseline to implementation, with almost all signatories reporting data that covers 98% of operated production and more companies setting 2030 targets backed by plans. This reflects that progress starts with what we measure and a shared reality that this is a journey where we advance faster together. Our focus now is clear. We must cut methane, end routine flaring and report progress consistently. We invite all IOCs and NOCs to join and show measurable results by the next COP.”

Capacity building remains central to OGDC’s progress. Peer-to-peer exchanges, regional partnerships and technical workshops have strengthened capacities, while meaningful interactions with OGCI, the United Nations Environment Programme, the World Bank and many others, are helping scale practical solutions specific to the sector. At the company level, OGDC is helping to embed tailored, industry-specific training programs. More than 2,000 company professionals across 50 companies have now completed such programs through the Charter’s Collaborate & Share initiative, representing a tenfold increase from the previous year.

Signatories have invested approximately USD $32 billion US dollars in low-carbon solutions including renewables, carbon capture, hydrogen and low-carbon fuels in 2024.

Bjørn Otto Sverdrup, Head of the OGDC Secretariat, said: “Implementing action and measuring progress are at the core of OGDC. More companies are reporting, more are setting ambitions, and more are translating those ambitions into measurable steps. This reflects the Charter’s growing impact and the strength of collaboration among its signatories.

“With OGDC, we have established a platform for companies willing to take action and collaborate across North, South, East, West, to share best practices and accelerate decarbonization – particularly towards reducing methane and zero flaring by 2030.”

“We are encouraged by the progress made, and we look forward to the work ahead.”

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About OGDC

Launched at COP28 and implemented by the Oil and Gas Climate Initiative (OGCI), the Oil & Gas Decarbonization Charter (OGDC) is a global industry pledge to accelerate the reduction of Scope 1 and 2 emissions across the oil and gas sector.

As of November 2025, OGDC unites 55 companies with assets in 100+ countries, representing about 40% of global oil production. Signatories aim to achieve net-zero operations by or before 2050, near-zero upstream methane emissions and zero routine flaring by 2030, and transparent disclosure of 2030 Scope 1 and 2 emissions ambitions.

Signatories to the Charter also undertake to report on progress in accordance with internationally recognized frameworks, sharing best practices to reduce emissions, and investing in the energy systems of the future.

The Charter is designed to close gaps, harmonize reporting methodologies, and scale progress through collaboration across different starting points, fostering best practices.

In 2024, OGDC completed the industry’s first large-scale climate performance Baseline Survey, with 89% participation. The OGDC 2025 Status Report: Implementing Action will be released at COP30 on Energy Day.

A full list of OGDC signatories can be accessed here.